Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Kansas City Southern

Commission File No. 001-04717

Date: March 23, 2021

The following is a transcript of a discussion on CNBC on March 22, 2021.

Jim Cramer on Canadian Pacific Railway buying Kansas City Southern Video TRANSCRIPT

Jim Cramer: Look I woke up and saw this KSU deal and I said to myself this is the kind of thing that makes so much sense. I’ve been waiting for it. I look at uh Warren buffets numbers at the end of the week they always show how you much business Burlington Northern is doing and the numbers are about to cross into the low teens. I think that rails are incredibly valuable because of scarcity. David the thing that I don’t know, if they don’t uh overlap then why wouldn’t the authorities go for it.

David Faber: Uh you know it’s likely that they probably well we can’t prejudge these things. The Surface Transportation Board we know Jim from previous attempts by various rails at certain consolidation they haven’t liked, but to your point with no overlap, I think the expectation is more likely that they will say yes to the deal and of course the way it’s structed and the way we’ve seen previous rail deals structed. You can even go back way back to when there were deals involving broadcast licenses. There’s creation of this trust so you’re going to be able to sell your shares sooner than when the regulatory review period has ended into the trust and then they will take on the risk at Canadian Pacific essentially of closing the deal from there and should it go against them then they’re going to have to figure out what to do with that ownership of of of uh of Kansas City in that trust. But you’re right um given the history at least, the fact that there’s no overlap, the fact that uh Kansas City Southern by the way was exempted from certain rules as well, and we’ll be talking to Keith Creel the CEO a bit later in the show about a lot of this. It does appear likely that this deal would get potentially approved Jim and it’s also reason why so few other potential rails could come to play here.

JC: Look David uh I know Mexico pretty well and I’ve got to tell you the amount of business that KSU does in Mexico is so unbelievable and its auto. And now I know that the former president did not favor uh cars being built in Mexico versus here but that doesn’t get talked about much anymore. So David, this is a powerhouse idea because it is because this about Mexico this is not about United States. Uh which is why it’s so exciting to for CP because they become a major uh in what I think is going to be an amazing auto market, a major importer of Mexican auto that is just spectacular. So David this is a big this is a bug number raiser for CP if they can get it done.

DF: If they can get it done it would, it’s going to take some time by the way 67% of the consideration is in stock (JC: right) DF: uh as our viewers may already know it’s 90 in cash and then .489 Canadian Pacific shares so we’ll keep a close eye on those shares and see how they perform this morning. Down, but it appears perhaps won’t be down too much and again we haven’t opened fractural trading as of yet. Uh talking about annual synergies of what 780 million over (JC: lowball, lowball) three years there you see it that’s lowball. And you know, quick little background here, having talked to people as you might expect uh close to the transaction I mean this conversation has been going on for quite some time (JC: right), August, September, I think this really picked up uh in December I’m told in terms of really focusing on a deal. There was a PE bid there, there was a bid from Blackstone, it had been previously reported by the Wall Street Journal, Jim, and it was all cash and obviously did not carry the risk that this kind of a deal would. However, I’m told it just wasn’t close enough in terms of the number to really compete with what Canadian Pacific came with, and so the board made the decision there that this is by far the better deal. Uh and again they’ve got the big break fee, they’ve got the voting trust, and well see where it ends up.

JC: But David, doesn’t it feel like that’s the kind of deal that would have happened pre-pandemic where theres just a sense that autos are going to be good (DF: mhm) and Mexico could be pre actually pre-president Trump, it does feel like David that when I saw, I mean look, I you know got the uh emails you probably did much more than I did obviously on the people who are uh the principles and one thing is certain David. It just doesn’t, it’s not about the pandemic anymore I mean it’s just about pure business. (DF: right) Has something happened?

DF: Well listen, it it’s a good question. Um this is not a deal that is foreign to anybody who has thought about consolidation in the rail industry and this is obviously the smallest player so to speak and creating as you said, Canada and Mexico. I mean it’s but why now again they’ve been talking about it for many months if not even longer in some way been considering it, Jim. But it perhaps it is a reflection of the expectation of the significant economic growth that’s ahead for the region and the increased trade that’s going to take place between Mexico the US and Canada, especially given that new free trade agreement that went into place not that long ago. So yeah, I guess I guess it could be, and by the way, when it comes to mergers and acquisition activity, and I’ll put SPACs in a separate area because obviously those count as mergers when they do their deal, but there’s a lot uh uh you know when speaking to a lot of people around this deal, who do a lot of other things, as you might imagine, a lot of other deals, there’s a lot of activity (JC: right) and I think we can expect to see other um significant transactions, transformative, I don’t know, but significant.

FORWARD-LOOKING STATEMENTS AND INFORMATION

This transcript includes certain forward looking statements and forward looking information (collectively, FLI) to provide CP and KCS shareholders, potential investors and the public with information about CP, KCS and their respective subsidiaries and affiliates, including each video participants’ respective assessment of CP, KCS and their respective subsidiaries’ future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this transcript contains FLI pertaining to, but not limited to, information with respect to the following: the transaction; the transaction structure; regulatory approvals, the combined company’s scale; financial growth; future business prospects and performance; future shareholder returns; cash flows and enhanced margins; synergies; and leadership and governance structure.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the transaction and other disruptions arising from the transaction; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; the previously announced proposed share split of CP’s issued and outstanding common shares and whether it will receive the requisite shareholder and regulatory approvals; potential changes in the CP share price which may negatively impact the value of consideration offered to KCS shareholders; the ability of management of CP, its subsidiaries and affiliates to execute key priorities, including those in connection with the transaction; general Canadian, U.S., Mexican and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada, the U.S. and México; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada, the U.S. and México; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de México, S.A. de C.V.’s Concession;

public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions, including the availability of short and long-term financing; and the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains.

We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by CP and KCS with Canadian and U.S. securities regulators, including any proxy statement, prospectus, material change report, management information circular or registration statement to be filed in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this communication is expressly qualified in its entirety by these cautionary statements.

ABOUT CANADIAN PACIFIC

Canadian Pacific (TSX: CP) (NYSE: CP) is a transcontinental railway in Canada and the United States with direct links to major ports on the west and east coasts. CP provides North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit www.cpr.ca to see the rail advantages of CP. CP-IR

ABOUT KCS

Headquartered in Kansas City, Mo., Kansas City Southern (KCS) (NYSE: KSU) is a transportation holding company that has railroad investments in the U.S., Mexico and Panama. Its primary U.S. holding is The Kansas City Southern Railway Company, serving the central and south central U.S. Its international holdings include Kansas City Southern de Mexico, S.A. de C.V., serving northeastern and central Mexico and the port cities of Lázaro Cárdenas, Tampico and Veracruz, and a 50 percent interest in Panama Canal Railway Company, providing ocean-to-ocean freight and passenger service along the Panama Canal. KCS’ North American rail holdings and strategic alliances are primary components of a railway network, linking the commercial and industrial centers of the U.S., Mexico and Canada. More information about KCS can be found at www.kcsouthern.com

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

CP will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of KCS that also constitutes a prospectus of CP, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of KCS. CP will also file a management proxy circular in connection with the transaction with applicable securities regulators in Canada and the management proxy circular will be sent to CP shareholders. INVESTORS AND SHAREHOLDERS OF KCS AND CP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KCS, CP, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by CP and KCS with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus, management proxy circular and other documents which will be filed with the SEC and applicable securities regulators in Canada by CP online at investor.cpr.ca and www.sedar.com, upon written request delivered to CP at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, Attention: Office of the Corporate Secretary, or by calling CP at 1-403-319-7000, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KCS online at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

You may also read and copy any reports, statements and other information filed by KCS and CP with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This communication is not a solicitation of proxies in connection with the transaction. However, under SEC rules, CP, KCS, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about CP’s directors and executive officers may be found in its 2021 Management Proxy Circular, dated March 10, 2021, as well as its 2020 Annual Report on Form 10-K filed with the SEC and applicable securities regulators in Canada on February 18, 2021, available on its website at investor.cpr.ca and at www.sedar.com and www.sec.gov. Information about KCS’s directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.sec.gov and www.investors.kcsouthern.com. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and management proxy circular and other relevant materials filed with the SEC and applicable securities regulators in Canada when they become available.